3738 Coach Cove Sanford, Michigan 48657 (USA) Tel.: +1(248)750.1015 Fax: +1(248)750.1016
Website: www.hpilholding.com
E-mail: info@hpilholding.com

October 25, 2017

Isaac Esquivel

Office of Real Estate and Commodities

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HPIL Holding

Form 10-K/A for the Year Ended December 31, 2016

Filed July 20, 2017

Form 10-Q/A for the Quarterly Period Ended June 30, 2017

Filed September 12, 2017

File No. 1-37882

Dear Mr. Esquivel:

To assist the staff of the Commission in completing its review of the above referenced filing, excerpts from your letter dated October 10, 2017 are quoted below and are followed in each case by the Company’s response thereto.

Amendment 1 to Form 10-K for the fiscal year ended December 31, 2016

Item 9A. Controls and Procedures; Management’s annual report on internal control over financial reporting, page 14

1.	We note that management assessed your internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework as of December 31, 2015. Please tell us and revise future filings to disclose whether management conducted its evaluation of the effectiveness of your internal control over financial reporting as of the latest fiscal year and whether they applied the 1992 or 2013 COSO framework in its assessment. Reference is made to Item 308(a)(2) and (3) of Regulation S-K.

The date of December 31, 2015 was stated in error. Management conducted its evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016 utilizing the 2013 COSO framework in its assessment. The Company will endeavor to revise future filings to disclose whether management conducted its evaluations of the effectiveness of our internal control over financial reporting as of the latest fiscal year and whether we applied the 1992 or 2013 COS framework in our assessment.

3738 Coach Cove Sanford, Michigan 48657 (USA) Tel.: +1(248)750.1015 Fax: +1(248)750.1016
Website: www.hpilholding.com
E-mail: info@hpilholding.com

Amendment 1 to Form 10-Q for interim period ended June 30, 2017

Item 4. Controls and Procedures, page 18

2.	Please tell us whether your disclosure controls and procedures were ineffective as of the end of the period covered by your report, not as of the filing date of such report; refer to Item 307 of Regulation S-K. Additionally, ensure that in your future periodic filings such assessment is provided as of the proper date.

The Company’s disclosure controls and procedures were ineffective as of June 30, 2017. The Company will endeavor to ensure that future periodic filings reference the proper date for such assessment, being the end of such reporting period.

Part II – Other Information; Item 6. Exhibits; Exhibits 31 and 32

3.	Please include the exhibits required by Items 601(b)(31) and 601(b)(32) of Regulation S- K in all annual and quarterly reports, including amendments to those reports, in future filings.

The Company will endeavor to include the exhibits required by Items 601(b)(31) and 601(b)(32) of Regulation S-K in all future annual and quarterly reports, including amendments to such reports.

Additionally, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

If you have further questions or need additional information, please let me know.

Sincerely,

HPIL HOLDING

By:	/s/ Nitin Amersey
Name: Nitin Amersey
Title: President & CEO